                       IN THE UNITED STATES DISTRICT COURT
                      FOR THE WESTERN DISTRICT OF MISSOURI
                                WESTERN DIVISION

KANSAS CITY POWER & LIGHT                 )
COMPANY,                                  )
                                          )
               Plaintiff,                 )
                                          )
     v.                                  )       Civil Action No. 96-552-CV-W-5
                                          )
WESTERN RESOURCES, INC. and               )
ROBERT T. RIVES,                          )
                                          )
               Defendants                 )

- ------------------------------------------)

JACK R. MANSON                            )
3010 W 84th Terrace                       )
Leawood, Kansas, 66206,                   )
INDIVIDUALLY AND ON BEHALF OF             )
ALL INDIVIDUAL AND/OR                     )
ENTITITES SIMILARLY SITUATED,             )
                                          )
               Intervenor Defendant and   )
               Counterclaim Plaintiff,    )
                                          )
     v.                                   )
                                          )
A. DRUE JENNINGS,                         )
DR. DAVID L. BODDE,                       )
WILLIAM H. CLARK,                         )
ROBERT J. DINEEN,                         )
ARTHUR J. DOYLE,                          )
W. THOMAS GRANT II,                       )
GEORGE E. NETTLES, JR.,                   )
LINDA HOOD TALBOTT, PH.D.,                )
ROBERT H. WEST, and                       )
KANSAS CITY POWER & LIGHT COMPANY         )
a Missouri corporation                    )
                                          )
               Counterclaim Defendants.   )


                     ANSWER AND COUNTERCLAIM IN INTERVENTION

                                     ANSWER

     Intervenor Defendant, Jack R. Manson, for his Answer alleges as follows:



                                    EXHIBIT B
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     1. Intervenor admits PARAS 1-2 of the complaint.

     2. Intervenor admits PARA 3 of the complaint, except for the averments concerning the "objective of the Revised Merger Agreement," and the "superior economic terms" thereof which are denied.

     3. Intervenor admits the averments of PARA 4 that Western Resources has commenced an exchange offer for KCP&L stock, and has solicited votes against the approval of the Original Merger Agreement. Intervenor is without knowledge or information sufficient to form a belief as to the other averments of P. 4 of the complaint.

     4. Intervenor is without knowledge or information sufficient to form a belief as to the averments of PARAS 5-8 of the complaint.

     5. Intervenor admits PARAS 9-10 of the complaint.

     6. Intervenor admits the averments of PARA 11 to the extent that on January 19, 1996, KCP&L entered into a merger agreement with UtiliCorp United Inc. Intervenor is without knowledge or information sufficient to form a belief as to the remaining averments of PARA 11.

     7. Intervenor admits PARA 12 of the complaint.

     8. Intervenor admits the averments of PARA 13 to the extent that on April 14, 1996, Western Resources made an unsolicited merger proposal whereby KCP&L shareholders would receive $28 worth of Western Resources common stock for each KCP&L share. Intervenor is without knowledge or information sufficient to form a belief as to the remaining averments of PARA 13.


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     9. Intervenor admits the PARA 14 of the complaint to the extent that WRI public announced its delivery. Intervenor is without knowledge or information sufficient to form a belief as to the remaining averments of PARA 14.

     10. Intervenor admits the averments of PARA 15 to the extent that Western Resources issued a press release on April 22, 1996, the contents of which speaks for itself and denies the remainder.

     11. Intervenor admits the PARA 16 of the complaint.

     12. Intervenor admits the first sentence of PARA 17 of the complaint, and is without knowledge or information sufficient to form a belief as to the remaining averments of PARA 17.

     13. Intervenor is without knowledge or information sufficient to form a belief as to the averments of PARAS 18 and 19 because all the terms of the Revised Merger Agreement have not been made public to the best of intervenor's knowledge.

     14. Intervenor admits that PARAS 20-21 of the complaint purportedly described the Revised Merger Agreement, as announced on May 20, 1996. Intervenor is without knowledge or information sufficient to form a belief with respect to the remaining averments of PARAS 20-21.

     15. Intervenor is without knowledge or information sufficient to form a belief with respect to the allegations of PARAS 22-23.

     16. Intervenor admits the averments of PARA 24 that defendant, Rives has standing to challenge the Revised Merger Agreement but, in light of his purported alignment with Western Resources, Intervenor denies that Rives is adequate to represent the interest

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of the other KCP&L stockholders who will necessarily be bound and affected by the terms of any declaratory judgment issued by the Court.

     17. Intervenor admits the averment in PARA 25 that Rives has standing to challenge the Revised Merger Agreement, and is without knowledge or information sufficient to form a belief with respect to the remaining allegations.

     18. Intervenor is without knowledge or information sufficient to form a belief as to the averments in PARA 27.

     19. The allegations of PARA 28 of the complaint calls for a legal conclusion and therefore are neither admitted or denied.

     20. Intervenor is without knowledge or information sufficient to form a belief with respect to the allegations of PARA 29 of the complaint.

     21. The allegations of PARAS 30-31 of the complaint call for a legal conclusion and therefore are neither admitted or denied.

     22. Intervenor denies PARAS 33-34 of the complaint.

     23. The allegations of PARAS 35-36 of the complaint call for a legal conclusion and, therefore are neither admitted or denied.

     24. Intervenor denies PARAS 38-39 of the complaint.

     25. The allegations of PARAS 40-41 of the complaint call for a legal conclusion and therefore are neither admitted or denied.

                              AFFIRMATIVE DEFENSES

     1. Plaintiff's claims are barred by fraud and inequitable conduct.

     2. Plaintiff's claims are barred by doctrines of estoppel and unclean hands.

     3. Plaintiff's claims are barred because its conduct in connection with the subject matter of the complaint is illegal and ultra vires.

     4. Plaintiff's claims are barred because Plaintiff fails to state a claim upon which relief can be granted.

                                  COUNTERCLAIM

     Counterclaim Plaintiff alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters as follows:

                                   I. PARTIES

     1. Intervenor Defendant and Counterclaim Plaintiff Jack R. Manson ("Intervenor") is, and was at all relevant times, a resident and citizen of the State of Kansas. Mr. Mason is, and was at all relevant times, a Kansas City Power & Light Company shareholder.

     2. Counterclaim defendant (hereinafter "Defendant") Kansas City Power & Light Company is, and was at all relevant times, a Missouri corporation, doing business in the State of Missouri whose executive offices are located at 1201 Walnut Street, Kansas City, Missouri 64106. KCPL has approximately 61,900,000 shares issued and outstanding which are listed and traded on the New York Stock Exchange.

     3. The following individual counterclaim defendants (hereinafter "Defendants" or "Director Defendants") were at all relevant times directors and/or executive officers of KCPL: Drue Jennings, Dr. David L. Bodde, William
H. Clark, Robert J. Dineen, Arthur J. Doyle, W. Thomas Grant II, George E. Nettels, Jr., Dr. Linda Hood Talbott and Robert H. West.

     4. By reason of their positions as officers and/or directors of KCPL and their ability to control the business and corporate affairs of KCPL, the Director Defendants owe KCPL shareholders fiduciary obligations of due care, entire fairness, candor, trust and loyalty, and are required to manage the affairs of the corporation in a fair, just and equitable manner and act in furtherance of the best interests of KCPL and its shareholders.

                           II. JURISDICTION AND VENUE

     5. Jurisdiction is proper pursuant to 28 U.S.C. ss. 1367 because intervenor seeks to intervene as a defendant in the case concerning the conduct of a Missouri corporation, Kansas City Power & Light Company.

     6. Venue is proper pursuant to 28 U.S.C. ss. 1391(a)(2) because a substantial portion of the events or omissions giving rise to the claims in this lawsuit arose in the judicial district.

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                         III. BACKGROUND TO COUNTERCLAIM

     A. The Changing Climate in the Energy Industry

     7. KCPL is an energy company whose primary business function is to produce low-cost electric power for its customers and to provide energy-related products and services. As of January 1996, KCPL served over 430,000 customers including 379,000 residences, 50,000 commercial firms, and 3,000 industrials, municipalities and other electric utilities.

     8. Two other local and regional companies are significant players in the energy industry: UtiliCorp Inc., ("UCU") a Delaware corporation with its principal place of business in Kansas City, Missouri and Western Resources Inc., ("WRI") a Kansas corporation with its principal place of business in Topeka, Kansas.

     9. As noted by KCPL in a recent communication to its shareholders, the energy industry has entered a time of "accelerating change that will have a significant impact on the future competitive position of utility based energy companies and their ability to maintain and increase earnings."

     10. As a result of these perceived fundamental changes facing the industry, KCPL embarked upon a plan to explore various business strategies and combinations.

     B. The Initial Proposed KCPL/UtiliCorp Merger

     11. On January 22, 1996, KCPL announces that KCPL and UCU had entered into an Agreement and Plan of Merger dated as of January

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19, 1996 (the "Initial Merger Agreement"), which, when effectuated, would create the twelfth largest gas and electric company in the United States. Pursuant to the Initial Merger Agreement, KCPL and UCU would merge with and into K.C. United Corp. ("KCU"), a corporation formed to effectuate the proposed merger. Under the Initial Merger Agreement, each share of KCPL common stock would be exchanged for one KCU common share and each share of UCU stock would be exchanged for 1.096
KCU shares.

     12. On April 4, 1996, KCPL sent proxy materials (the "Proxy") to its shareholders seeking shareholder approval for such a merger. Missouri law, which governs the conduct of KCPL, requires the affirmative vote of two-thirds of the shares outstanding for a merger. The proxy sent to the KCPL shareholders regarding the UCU merger were to be voted at the annual meeting of KCPL shareholders held on May 22, 1996.

     13. The Proxy expressly identified the fundamental changes facing the utility industry, underscoring the need for action like the proposed merger:

          public utility companies face increased business risks and limits to their ability to grow earnings through rate base increases and are, therefore, pursuing various business combinations in order to reduce risk and create new avenues and opportunities for earnings growth.... In response to intensified competition, public utilities have sought and, KCPL and UCU believe, will continue to seek opportunities to create efficiencies and control future costs through consolidation.

     14. At a shareholder's meeting on Tuesday, April 23, 1996, KCPL's Chairman of the Board and President, Drue Jennings, explained that the KCPL Board has chosen some time ago to move from the position of a monopoly-based utility model. Jennings explained at this meeting that the KCPL Board has considered many options, including various combinations and break-up(s), and found a "good friend" and "outstanding company" in UCU.

     15. Certain members of the KCPL's and UCU's management and Board of Directors have interests in the Merger that are in addition to the interests of stockholders of KCPL and UCU generally and may conflict with the interests of the shareholders. These conflicting interests were considered, among other matters, when KCPL recommended and approved the Initial Merger Agreement. These conflicts include certain payments which will become payable in connection with the Merger, including a potential six million dollar payment to Jennings. Each of KCPL's five most highly compensated executive officers have entered into lucrative KCPL Severance Agreements.

     C. The Misdisclosures In The Proxy Information To Date

     16. At all times relevant hereto, KCPL has represented to its shareholders that it has evaluated its options in the changing utility market and believes that "the terms of the merger with UCU are fair to and in the best interests of, KCPL's shareholders." Such a representation implies a careful and studied analysis of the options available to the company, leading to the company's recommendation that the UCU merger is appropriate.

     17. The Proxy did not disclose, and the shareholders may not be properly advised, that all options were not considered and the company's evaluation of options was incomplete because WRI - a significant force and presence in the energy industry - has been consistently rebuffed on all occasions by KCPL and was not given the opportunity to meaningfully explore a business relationship with KCPL. In contrast, KCPL has given full access to information to UCU and entered into board-based merger discussions with UCU.

     18. Further, the Proxy did not disclose and the shareholders may not be properly advised that:

          a. the KCPL Board failed to give WRI the opportunity to make a presentation to the KCPL Board prior to entering into the UCU merger agreement even though WRI reportedly requested this opportunity;

          b. a "long-simmering" rivalry reportedly exists between Defendant Jennings and WRI's C.E.O., John E. Hayes, Jr.;

          c. substantial synergies of approximately one billion dollars would result from any merger with WRI which were superior to the UCU synergistic benefits.

     19. In addition, subsequent materials sent to shareholders in the proxy contest are misleading. Specifically, in a letter to the shareholders of April 21, 1996 from KCP&L's Jennings, shareholders are told, "you should know that, less than a year ago, Western estimated savings of less than half [of one billion dollars]. It is clear to us that Western manipulated its proposal to create the illusion of value."

          a. This statement is, and was at the time made, incorrect because KCPL merely compared the savings numbers to the preliminary estimates discussed in the past. The earlier estimated were intended only to determine whether the minimum level of savings required for the financial success of a no premium merger between WRI and KCPL could be achieved.

          b. In addition, WRI's one billion dollar savings estimate has been supported by a detailed analysis conducted by WRI management and assisted by Deloitte Touche which KCPL knew, or should have known, from the Kansas Corporation Commission filing of April 15, 1996.

     D. WRI's Tender Offer

     20. Having been rebuffed at every turn by management and directors of KCPL, WRI was left with only one alternative: to make its superior offer directly to KCPL stockholders. On or about April 14, 1996, WRI announced its offer which included, inter alia, the following salient features:

          a. WRI and KCPL would merge in a stock-for-stock transaction valued at approximately $1.7 billion, or $28 per KCPL common share, as compared to $26.77 per KCPL share in the initial UCU merger proposal.

          b. WRI would pay an initial dividend of $1.92 per share as compared to a dividend of $1.56 per share in the UCU merger.

          c. All constituents - shareholders, customers, employees and the community - would benefit from the merger because of the natural synergies arising from, for example, overlapping service territories. Further, WRI identified more than $1 billion in aggregate cost savings during the first 10 years which would reportedly be achieved without layoffs, and with lower electric rates for both KGE and KCPL customers. WRI also proposed a five-year moratorium on electric rate increases for KCPL, KPL and KGE retail customers.

          d. WRI's stronger bond rating (A-), compared to UCU's bond rating
     (BBB).

          e. WRI's national marketing reach through its Westar products.

     21. On April 22, 1996, KCPL advised WRI that its Board of Directors unanimously rejected WRI's proposal, stating that KCPL intended to complete the merger with UCU.

     22. Following KCPL's rejection of WRI's offer, WRI and certain KCPL shareholders with whom it was aligned, including Robert L. Rives, solicited KCPL shareholders to vote against the approval of the original merger agreement at the May 22, 1996 meeting. WRI also publicly announced its intention to commence an exchange offer for any and all KCPL shares.

     23. UCU originally took the position prior to the time that KCPL was required to respond to WRI, that it would not better its proposal in any respect, in light of the WRI proposal. Finally, -- days before the voting deadline - KCPL and UCU announced a modest dividend increase. In response, WRI increased its dividend projection as well.

     E. The Possibility Of Defeat For The KCPL/UCU Proposed Merger

     24. Many analysts following KCPL stock have consistently held the view that the WRI bid is superior to the UCU proposal.

     25. In the days immediately preceding the annual meeting, analyst Mary-Ellen Robinson of Institutional Shareholder Services recommended that large institutional investors reject the proposed merger.

     F. The Revised Merger Agreement Disenfranchised KCPL Shareholders

     26. On Monday, May 20, 1996, faced with a possible loss at the shareholders meeting scheduled for May 22, KCPL and Utilicorp announced a Revised Merger Agreement and cancelled the vote on the Original Merger Agreement. The Revised Merger Agreement, if culminated, would not require approval of two-thirds of the KCPL Shareholders.

     27. The Revised Merger Agreement is structured as a "reverse triangular" merger, meaning that KCPL will establish a nominal subsidiary to act as a conduit through which Utilicorp could be merged into KCPL.

     28. By crafting the Revised Merger Agreement in this way, the KCPL Board has eliminated the shareholders' statutory right to select its merger candidate by two-thirds affirmative vote of all outstanding shares or to seek appraisal of the value of their shares if they dissent from the merger. In its place, KCPL has substituted the statutory "short form" merger device under which

KCPL shareholders have no statutory right to vote and no appraisal rights if they vote against the merger. Under New York Stock Exchange rules, only a quorum of shareholders present at a special meeting need vote.

     29. Apparently recognizing the questionable nature of their recent restructuring, KCPL has sought to preempt WRI and all affected shareholders by filing a declaratory judgment in this Court seeking a judgment that the Revised Merger Agreement was adopted in accordance with Missouri law and that KCPL and its directors, officers and agents (who are not even named parties in the declaratory judgment proceeding) acted "lawfully and in compliance with all legal and equitable duties in connection with the abandonment of the original Merger Agreement and the adoption of the Revised Merger Agreement."

     30. By rejecting WRI's offer out of hand, and, when faced with the possibility of a losing vote on the UCU merger, putting off the vote and restructuring the Initial Merger Agreement in order to deprive shareholders of their statutory rights to select a merger candidate by two-thirds of the outstanding shares and to seek appraisal rights if they dissent, KCPL has foreclosed fundamental shareholders rights without legitimate justification. The delay in the vote and Revised Merger Agreement is an unreasonable and disproportionate response to any threat to KCPL's corporate strategy which was presented by WRI's superior offer.

     31. KCPL has also represented in its pleading in this case the Initial Merger Agreement was revised to assuage UCU's

"demands." The plain impetus for restructuring the transaction was to obviate the two-thirds shareholder vote requirement found in Missouri law.

                          IV. CLASS ACTION ALLEGATIONS

     32. Intervenor brings this action on behalf of himself and, under Federal Rule of Civil Procedure 23 as a representative of a class (referred to herein as the "Class" or the "Plaintiff Class"), defined as follows:

               All persons or entities who owned KCPL stock on the record date, April 3, 1996 or their successors in interest. Excluded from the Class are all Defendants, officers and directors of UCU, and the respective subsidiaries and affiliates of either KCPL or UCU.

     33. Members of the Class number in excess of 5,000 and joinder is, therefore, impracticable. Because the Class is limited to stockholders during the relevant time period, the Class is readily identifiable from information and records in the possession of the defendants.

     34. Intervenor's claims are typical of the members of the Class. Counterclaim Plaintiff and all members of the Class were damaged by the same wrongful conduct by the defendants.

     35. Intervenor will fairly and adequately protect and represent the interests of the Class. The interests of

Counterclaim Plaintiff are coincident with, and not antagonistic to, those of the Class.

     36. Intervenor is represented by counsel who are experienced and competent in the prosecution of class action litigation.

     37. The prosecution of separate actions by or against KCPL shareholders would create a risk of

          a. inconsistent or varying adjudication with respect to individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or

          b. adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interest of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     38. KCPL has acted or refused to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole.

     39. Questions of law and fact common to the members of the Class also predominate over questions, if any, that may affect only individual members because defendants have acted on grounds generally applicable to the entire class.

     40. Questions of law and fact common to the Class include:

          a. whether the defendants breached their fiduciary duties to the shareholders at any time during the review of the WRI recent proposal;

          b. whether the defendants exercise their duty of care in appropriately reviewing all of the relevant data necessary to understand and act upon the WRI proposal;

          c. whether the long-standing rivalry between Messrs. Hayes and Jennings motivated, affected or impacted, in any way, the KCPL rejection of the WRI proposal;

          d. whether the Board, or certain members thereof, in preferring the lower UCU transaction over the higher Western offer were motivated by conflicts of interest;

          e. whether the UCU proposal is substantially inferior to the WRI proposal;

          f. whether the Revised Merger Agreement was unreasonable and disproportionate with respect to WRI's higher offer;

          g. whether the Revised Merger Agreement complies with Missouri law;
     and

          h. whether appraisal rights must be recognized by KCPL under the Revised Merger Agreement and/or applicable law.

     41. Class action treatment is the superior method for the fair and efficient adjudication of this controversy, in that, among other things, such treatment will permit a large number of similarly situated persons to prosecute their common claims in a single forum simultaneously, efficiently and without the unnecessary duplication of evidence, effort, and expense that numerous individual actions would engender. The benefits of proceeding through the class mechanism, including providing injured persons or entities with a method for obtaining redress on claims that it might not be practicable to pursue individually, substantially outweigh any difficulties that may arise in management of this class action.

     42. Intervenor knows of no difficulty to be encountered in the maintenance of this action that would preclude its maintenance as a class action.

                              V. CLAIMS FOR RELIEF

                                     COUNT I
                            BREACH OF FIDUCIARY DUTY

     43. Counterclaim Plaintiff incorporates by reference, as though fully set forth herein, the allegations contained in the paragraphs above.

     44. Under Missouri law, directors of a corporation owe fiduciary duties to shareholders and must act in the best interests of the shareholders.

     45. By reason of the foregoing, the defendants have violated their fiduciary duties to Counterclaim Plaintiff and the Class by, inter alia, failing to adequately inform themselves of and to consider the WRI offers, in preferring a transaction with UCU for reasons unrelated to the best interests of the KCPL shareholders and other constituent groups, in making material misstatements and omissions of material fact as set forth herein, in delaying the vote on the merger, and in adopting the Revised Merger Agreement to circumvent statutory voting and appraisal rights of Counterclaim Plaintiff and members of the putative class which is a disproportionate and unreasonable response to any threat posed by WRI's superior offer.

     46. As a result of the actions of defendants, Counterclaim Plaintiff and the other members of the Class have been and will be irreparably damaged in that they have not and will not receive their fair proportion of the value of KCPL's assets and businesses nor a fair price for the investment in KCPL, and are being deprived of appropriate safeguards and statutory rights designed to ensure that they will receive a fair price.

     47. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to Counterclaim Plaintiff and the other members of the Class, including depriving shareholders of their statutory voting rights and appraisal rights, thereby irreparably harming the members of the Class.

     48. Unless enjoined by the Court, the Director Defendants will continue to breach their fiduciary duties owed to Counterclaim Plaintiff and the other members of the Class.

     49. Counterclaim Plaintiff and the Class have no adequate remedy of law.

                              VI. PRAYER FOR RELIEF

     WHEREFORE, Counterclaim Plaintiff demands that judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against counterclaim defendants as follows:

          a. an order certifying this Class as a class action and designating Counterclaim Plaintiff and the undersigned counsel as representative and class counsel, respectively;

          b. declaring and decreeing that defendants' conduct constituted a breach of fiduciary duties of the Director Defendants to the Class and is therefore unlawful;

          c. enjoining the defendants from proceeding with the Revised Merger Agreement as structured and enjoining the defendants from taking any action, including the implementation of any anti-takeover device, with the effect of impeding or eliminating (i) KCPL's shareholders voting rights or
     (ii) WRI or other interested bidder from presenting its offer to KCPL stockholders;

          d. requiring the Director Defendants to fulfill their fiduciary duties to shareholders by exploring appropriate offer(s) and accepting the most reasonable offer obtainable for all constituents including specifically, the public shareholders and by permitting the shareholders to make a merger decision in accordance with statutory rights and with full information;

          e. rescinding, to the extent already implemented, any merger agreement or any of the terms thereof;

          f. awarding Counterclaim Plaintiff and the Class appropriate compensatory damages;

          g. awarding Counterclaim Plaintiff and the costs and disbursements of this action, including reasonable attorneys' and experts' fees and, if applicable, pre and post-judgment interest; and

          h. such other equitable and declaratory relief as this Court deems just and proper.

                           VII. DEMAND FOR JURY TRIAL

     50. Intervenor and Counterclaim Plaintiff hereby makes demand for jury trial on all issues which may be properly tried to a jury.

                                              Respectfully submitted,

                                              NIEWALD, WALDECK & BROWN



                                              /s/ Angela K. Green
                                              ----------------------------------
                                              Michael E. Waldeck       MO #18977
                                              William J. DeBauche      MO #32674
                                              Angela K. Green          MO #35237
                                              Michael E. Griffin       MO #32986
                                              1200 Main Street, Suite 4100
                                              Kansas City, Missouri 64105
                                              Telephone: (816) 471-7000
                                              Facsimile: (816) 474-0872

                                              OF COUNSEL:

                                              LOWEY, DANNENBERG, BEMPEROD
                                                & SELINGER, P.C.

                                              David Harrison
                                              747 Third Avenue, 30th Floor
                                              New York, New York 10017
                                              Telephone: (212) 759-2504
                                              Facsimile: (212) 593-0201